U.S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 333-10486

For the Month of April 2003

Trend Micro Incorporated

(Translation of registrant’s name into English)

Odakyu Southern Tower, 10th Floor, 2-1, Yoyogi 2-chome,

Sibuya-ku, Tokyo 151-8583, Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes               No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

1.	Press release dated April 21, 2003 relating to the results of the share buyback program for the period from April 1, 2003 to April 18, 2003

2.	Press release dated April 21, 2003 relating to first quarter consolidated results

3.	Purchase Report on Treasury Shares for the period from March 1, 2003 to March 26, 2003 filed on April 10, 2003 with the Ministry of Finance

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TREND MICRO INCORPORATED

Date:	April 23, 2003	By:	/s/ MAHENDRA NEGI
Mahendra Negi Representative Director, Chief Financial Officer and Executive Vice President

3

Trend Micro Announces Results of Share Buyback

Tokyo, Japan – April 21, 2003 – Trend Micro (TSE: 4704; Nasdaq: TMIC), a leader in network antivirus and Internet content security software and services, today announced the results of share buyback pursuant to Article 210 of the Japanese Commercial Code. The share buyback program was approved pursuant to a resolution of a meeting of its Board of Directors held on March 26, 2003.

1.	Repurchase period: April 1, 2003 through April 18, 2003

2.	Number of shares repurchased: 0(zero)

3.	Aggregate cost of shares repurchased: 0(zero)

(Note)

At the meeting of the Board of Directors held on March 26, 2003, the following was resolved:

1.	Repurchase period: April 1, 2003 to April 18, 2003

2.	Number of shares to be repurchased: Maximum of 500,000 shares

3.	Aggregate cost: Maximum of 750,000,000 yen

4.	Repurchase method: Transactions through the Tokyo Stock Exchange

About Trend Micro

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers. For additional information and evaluation copies of all Trend Micro products, visit our website at http://www.trendmicro.com

For additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-5334-4899

Fax: +81-5334-4874

ir@trendmicro.co.jp

Trend Micro Announces First Quarter Consolidated Results

Q1 sales increase 12% year over year reaching new record highs

Tokyo, Japan – April 21, 2003—Trend Micro Inc (TSE: 4704; Nasdaq: TMIC), a leader in network antivirus and Internet content security software and services, reported results in US GAAP for the first quarter, ended March 31, 2003. Trend Micro posted consolidated net sales of 10.9 billion yen, (or US$ 91.0 million1) and operating income of 3.0 billion yen (or US$ 24.7 million). The figures reflect gains of 12% in sales and -2% in operating income compared with the same period a year ago.

All major product lines grew compared to the same quarter in 2002. Enterprise products represented 82% of net sales in Q1, with Internet gateway and messaging groupware product revenue growing 15% year over year. Consumer product revenue grew 32% as compared with the same period a year ago.

“We are pleased to demonstrate growth over 2002, despite the global economic climate,” said Steve Chang, Chairman and CEO of Trend Micro. “And we intend to emerge out of these challenging times in a continued leadership position by continuing to invest and focus on delivering the building blocks of our Enterprise Protection Strategy (EPS). We are gaining recognition for this unique approach. We believe our rapid progress in delivering EPS to the market with our partners has given us a substantial lead in offering real product capabilities that are usable today, versus others in the industry who are trying to achieve the same result through integrating acquisitions.”

Consolidated net sales for the second quarter ending June 30th are expected to be 11.5 billion yen (or US$ 95.8 million). Operating income is expected to be 2.9 billion yen (or US$ 24.2 million).

The company also reported results for FY2002 in accordance with US GAAP of 43.0 billion yen (or US$ 358.2 million) in net sales, 13.9 billion yen (or US$ 115.6 million) in operating income, and 7.7 billion yen (or US$ 64.3 million) in net income.

First Quarter Highlights:

•	Trend Micro™ Enterprise Protection Strategy was awarded PC Magazine’s Editors’ Choice for corporate antivirus software. Trend Micro was selected for the award due to its unique strength in outbreak containment, custom policies, remote administration, desktop-to-gateway solutions, and extensive support infrastructure. Trend Micro Enterprise Protection Strategy was selected for the award over products from Symantec and Network Associates.

•	In March 2003, META group named Trend Micro among the leaders in the antivirus space based on the company’s gateway position, strong centralized management, and focus on the outbreak lifecycle.

•	Trend Micro introduced its Spam Prevention Service for enterprise customers, a service designed to block non-productive and malicious spam at the Internet gateway that utilizes heuristic technology. The new service was designed to interoperate seamlessly with Trend Micro’s other antivirus and content security products.

[1]	$1 US = 120 Japanese Yen

•	In March, UBS Warburg ranked Trend Micro third in overall global channel satisfaction, making the company the highest ranked antivirus vendor in the study. The report also stated that customers of the channel partners surveyed preferred best-of-breed security solutions versus all-in-one, integrated security solutions.

•	Major customer additions worldwide during the quarter include Seiko Epson and Cable and Wireless. Customers from the government, healthcare, and banking sectors worldwide were most significant among new customers this quarter.

Notice Regarding Forward Looking Statements

Statements included in this release contain “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, among others, statements regarding our expectations about future dividend payments. Many important factors could cause our actual results to differ materially from those expressed in our forward-looking statements. These factors include:

•	Customer acceptance of our new products and services
•	The impact of competing products and services
•	Difficulties in adapting our products and services to the Internet
•	Difficulties in addressing new virus and other computer security problems
•	The potential lack of attractive investment targets and difficulties in successfully executing our investment strategy
•	Declining prices for our products and services

We assume no obligation to update any forward-looking statements. For more details regarding risk factors relating to our future performance, please refer to our filings with the SEC, including our annual report on Form 20-F which was filed on July 1, 2002.

About Trend Micro

Trend Micro, Inc. is a leader in network antivirus and Internet content security software and services. The Tokyo-based corporation has business units worldwide. Trend Micro products are sold through corporate and value-added resellers. For additional information and evaluation copies of all Trend Micro products, visit our website at http://www.trendmicro.com

Supplementary Information

1.	The following tables show key financial information for the three months ended March 31, 2003 as announced by Trend Micro in Japan.

*Figures are in accordance with US GAAP and not audited.

The amounts shown in U.S. dollars are for convenience only, exchanged at the rate of: 1US$=120 JPY

(1)	Consolidated Results of Operations

	FY2003		FY2002
	Current first quarter From January 1, 2003 To March 31, 2003		Previous first quarter From January 1, 2002 To March 31, 2002		Growth Rate
	Millions of yen	Thousands of US$	Millions of yen	Thousands of US$	%
Net sales	10,918	90,987	9,752	81,271	12.0
Cost of sales	804	6,706	596	4,969	35.0

Gross profit	10,114	84,281	9,156	76,302	10.5
Operating expenses	7,153	59,608	6,128	51,069	16.7

Operating income	2,961	24,673	3,028	25,233	-2.2
Other income (expense)	105	879	41	345	154.8

Income before income taxes and equity in gain of affiliated companies	3,066	25,552	3,069	25,578	-0.1
Income taxes	1,327	11,058	1,364	11,372	-2.8
Equity in gain of affiliated companies	1	5	0	1	475.7

Net income	1,740	14,499	1,705	14,207	2.1

(2)	Geographic segment information

Net sales to third parties

	FY2003		FY2002
	Current first quarter From January 1, 2003 To March 31, 2003		Previous first quarter From January 1, 2002 To March 31, 2002
	Millions of yen	Thousands of US$	Millions of yen	Thousands of US$
Japan	4,825	40,209	3,968	33,064
North America	2,174	18,120	2,413	20,108
Europe	2,615	21,792	2,194	18,287
Asia Pacific	1,011	8,426	892	7,439
Latin America	293	2,440	285	2,373

Total	10,918	90,987	9,752	81,271

Deferred Revenue

	FY2003		FY2002
	As of March 31, 2003		As of March 31, 2002
	Millions of yen	Thousands of US$	Millions of yen	Thousands of US$
Japan	7,814	65,114	5,850	48,750
North America	4,008	33,400	2,647	22,060
Europe	4,005	33,373	1,811	15,092
Asia Pacific	1,011	8,427	615	5,124
Latin America	310	2,585	300	2,498

Total	17,148	142,899	11,223	93,524

(Note)	1. Classification of countries and regions is based on geographical proximity.
2. Classification of countries and regions into each geographic segment.

North America	: U.S.A.
Europe	: Italy, Germany, France, UK
Asia Pacific	: Taiwan, Korea, Australia, Hong Kong, Malaysia, New Zealand, China
Latin America	: Brazil, Mexico

(3)	Basis of consolidation

The number of consolidated subsidiaries                                 16    (16 in overseas)

The number of unconsolidated subsidiaries                             —

(4)	Increase (Decrease) of major assets and liabilities

	As of March 31, 2003		Increase (Decrease)		As of December 31, 2002
(Assets)	Millions of yen	Thousands of US$	Millions of yen	Thousands of US$	Millions of yen	Thousands of US$
Cash and cash equivalents	49,805	415,041	1,975	16,459	47,830	398,582
Notes and accounts receivable, trade —less allowance for doubtful accounts and sales returns	9,618	80,147	-1,707	-14,228	11,325	94,375
Marketable securities and securities investments	3,814	31,785	376	3,133	3,438	28,652
(Liabilities)
Deferred revenue (Total of current and long term)	17,148	142,899	1,475	12,293	15,673	13,606
Long term debt (Total of current and long term)	11,500	95,833	—	—	11,500	95,833
(Shareholders’ equity)
Treasury stock	-2,823	-23,528	-501	-4,176	-2,322	-19,352

(Note) In order for the warrants to be granted or transferred to the directors and certain employees of the Company and the directors and certain employees of an affiliated company, the Company issued unsecured bonds with detachable warrants. Under pre-revised section 341-8-4 of the Japanese Commercial Code, the redemption and retirement of these bonds are restricted when the total amount of the bonds is less than the total amount of the issue price of the stocks from unexecuted warrants. To reduce interest costs, the Company repurchased some of the issued bonds after warrants were detached. Based on the above reason, the Company intends to hold the treasury bonds until they can be retired legally which is substantially the same as redemption. Thus, bonds and treasury bonds (10,000 millions of yen as of March 31, 2003 and 10,000 millions of yen as of December 31, 2002 respectively) are disclosed in net amount in the balance sheet.

(5)	Projected earnings for the next quarter (April 1, 2003 through June 30, 2003)

	Net sales		Operating income		Net income
	Millions of yen	Thousands of US$	Millions of yen	Thousands of US$	Millions of yen	Thousands of US$
2nd Qtr	11,500	95,833	2,900	24,167	1,650	13,750

(Note)  Since the business environment surrounding Trend Micro Group tends to fluctuate in the short run, it is difficult to make the highly reliable projection figures on a yearly basis. We, therefore, decided to announce the earnings on a quarterly basis in the fiscal year ending in December 2003 as well as earnings projection of the succeeding quarter.

If we found through our calculation conducted from time to time that the net sales fluctuate from the most recent quarterly projection by more than 10%, or operating income or net income fluctuates by more than 30%, we will announce the revision of the earnings projection.

2.	The following tables and statements show financial highlights for the fiscal year ended December 31, 2002 as announced by Trend Micro in Japan.

*Figures are in accordance with US GAAP and not audited.

        The amounts shown in U.S. dollars are for convenience only, exchanged at the rate of: 1US$=120 JPY

(1)    Consolidated Results of Operations

	Net sales		Compared to the previous year	Operating income		Compared to the previous year	Income before income taxes, and equity in gain of affiliated companies		Compared to the previous year
	Millions of yen	Millions of US$	%	Millions of yen	Millions of US$	%	Millions of yen	Millions of US$	%
FY2002	42,980	358.16	37.2	13,866	115.55	84.5	13,098	109.15	68.9
FY2001	31,326	261.05	56.1	7,516	62.63	36.0	7,757	64.64	12.5

	Net Income		Compared to the previous year	Net income per share (basic)		Net income per share (diluted)		Return on shareholders’ equity	Ordinary income/total assets ratio	Ordinary income ratio
	Millions of yen	Millions of US$	%	Yen	US$	Yen	US$	%	%	%
FY2002	7,714	64.28	75.9	58.39	0.49	58.22	0.49	22.7	18.9	30.5
FY2001	4,386	36.55	19.4	33.33	0.28	33.02	0.28	15.9	14.2	24.8

(Note) 1) Gain(Loss) on investment in affiliated companies:	11 millions of yen (FY2002) - 130 millions of yen (FY2001)
2) Number of weighted average shares outstanding:	132,111,467 shares (FY2002) 131,594,913 shares (FY2001)
3) The company made no accounting changes in accounting principle, which had material effects on the financial position and results of operations, during the period.
4) The percentage of sales, operating income, net income before tax and net income are in comparison to the previous year.

(2)    Consolidated Financial Position

	Total assets		Shareholders’ equity		Shareholders’ equity ratio	Shareholders’ equity per share
	Millions of yen	Millions of US$	Millions of yen	Millions of US$	%	Yen	Millions of US$
FY 2002	73,838	615.32	37,144	309.54	50.3	282.07	2.35
FY 2001	64,729	539.41	30,766	256.38	47.5	233.00	1.94

(Note) Number of shares issued at the end of fiscal year : 131,682,975 shares (FY2002)

                      132,043,182 shares (FY2001)

(3)    Consolidated Cash Flows

	Cash flows from operating activities		Cash flows from investing activities		Cash flows from financing activities		Ending balance of cash and cash equivalent
	Millions of yen	Millions of US$	Millions of yen	Millions of US$	Millions of yen	Millions of US$	Millions of yen	Millions of US$
FY 2002	14,743	122.86	-3,173	-26.44	-4,007	-33.40	47,830	398.58
FY 2001	12,240	102.00	-2,918	-24.32	5,784	48.20	40,783	339.86

(4)    Basis of consolidation and application of equity method:

The number of consolidated subsidiaries                15

The number of unconsolidated subsidiaries             —

The number of affiliated companies                         4

(5)    Change in the basis of consolidation and application of equity method:

The number of additional consolidated subsidiaries                             —

The number of excluded consolidated subsidiaries                               3

The number of additional consolidated affiliated companies               —

The number of excluded consolidated affiliated companies                —

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	Thousands of yen December 31,		Thousands of U.S. dollars
	2001	2002	2002
ASSETS
Current assets:
Cash and cash equivalents	(Yen)40,782,650	(Yen)47,829,821	$398,582
Time deposits	70,768	65,722	547
Marketable securities	1,847,113	2,747,471	22,896
Notes and accounts receivable, trade—less allowance for doubtful accounts and sales returns of (Yen) 850,376 and (Yen) 962,037 ($8,017)in 2001 and 2002, respectively	11,430,383	11,325,041	94,375
Inventories	238,881	363,848	3,032
Deferred income taxes	3,218,595	4,044,672	33,706
Prepaid expenses and other current assets	786,997	798,243	6,652

Total current assets	58,375,387	67,174,818	559,790

Investments and other assets:
Securities investments	1,304,489	690,732	5,756
Investment in and advances to affiliate companies	84,929	96,117	801
Software development costs	820,069	936,058	7,800
Other intangibles	290,393	361,028	3,009
Deferred income taxes	972,201	1,548,313	12,903
Other	868,377	1,086,254	9,052

	4,340,458	4,718,502	39,321

Property and equipment:
Office furniture and equipment	2,317,359	2,619,820	21,832
Other properties	1,003,901	1,101,268	9,177

	3,321,260	3,721,088	31,009
Less: Accumulated depreciation	(1,308,386)	(1,776,409)	(14,803)

	2,012,874	1,944,679	16,206

	(Yen) 64,728,719	(Yen)73,837,999	$615,317

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	Thousands of yen December 31,		Thousands of U.S. dollars
	2001	2002	2002
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Current portion of long-term debt	(Yen) 3,000,000	(Yen) 5,000,000	$41,667
Notes payable, trade	175,510	85,035	709
Accounts payable, trade	1,206,486	1,014,215	8,452
Accounts payable, other	1,806,527	1,201,675	10,014
Withholding income taxes	264,608	183,663	1,531
Accrued expenses	1,529,358	1,807,241	15,060
Accrued income and other taxes	3,359,572	4,089,169	34,076
Deferred revenue	9,342,597	13,484,252	112,369
Other	304,525	573,068	4,775

Total current liabilities	20,989,183	27,438,318	228,653

Long term liabilities:
Long term debt	11,500,000	6,500,000	54,167
Deferred revenue	916,873	2,188,460	18,237
Accrued pension and severance costs	277,488	356,044	2,967
Other	279,149	210,947	1,758

	12,973,510	9,255,451	77,129

Shareholders’ equity:
Common stock
Authorized
— 2001 250,000,000 shares (no par value)
— 2002 250,000,000 shares (no par value)
Issued
— 2001 132,052,284 shares	6,833,678
— 2002 132,503,417 shares		7,257,060	60,476
Additional paid-in capital	12,144,908	13,021,554	108,513
Legal reserve	149,991	182,084	1,517
Retained earnings	11,127,585	18,804,617	156,705
Accumulated other comprehensive income—
Net unrealized gain (loss) on debt and equity securities	(310,480)	(83,877)	(699)
Cumulative translation adjustments	848,873	285,079	2,375

	538,393	201,202	1,676

Treasury stock, at cost (2001 — 9,102 shares; 2002 — 820,442 shares)	(28,529)	(2,322,287)	(19,352)
	30,766,026	37,144,230	309,535

Commitments and contingent liabilities	—	—	—

Total liabilities and shareholders’ equity	(Yen)64,728,719	(Yen)73,837,999	$615,317

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

	Years ended December 31,			Year ended December 31,
	2000	2001	2002	2002
	Thousands of yen			Thousands of U.S. dollars

Net sales	(Yen) 20,070,366	(Yen) 31,326,321	(Yen) 42,979,637	$ 358,164
Cost of sales	1,474,689	1,898,971	2,353,862	19,616

Gross profit	18,595,677	29,427,350	40,625,775	338,548

Operating expenses:
Selling	5,445,167	7,177,519	12,246,338	102,053
Research and development	2,043,480	2,755,200	3,505,565	29,213
General and administrative	5,303,661	9,725,458	11,007,754	91,731
Goodwill amortization	276,286	—	—	—
Goodwill write-off	—	2,253,559	—	—

	13,068,594	21,911,736	26,759,657	222,997

Operating income	5,527,083	7,515,614	13,866,118	115,551

Other income (expenses):
Interest income	241,133	393,254	410,245	3,419
Interest expense	(220,960)	(296,625)	(277,328)	(2,311)
Gain (Loss) on sales of marketable securities	119,650	19,975	(259,293)	(2,161)
Impairment of securities investments	—	—	(804,661)	(6,706)
Foreign exchange gain, net	283,305	585,671	52,424	437
Other income (expense), net	941,500	(461,312)	110,778	923

	1,364,628	240,963	(767,835)	(6,399)

Income before income taxes, minority interest and equity in gain(loss) of affiliated companies	6,891,711	7,756,577	13,098,283	109,152

Income taxes:
Current	4,701,426	4,214,459	6,938,456	57,820
Deferred	(1,578,889)	(973,338)	(1,542,750)	(12,856)

	3,122,537	3,241,121	5,395,706	44,964

Income before minority interest and equity in gain(loss) of affiliated companies	3,769,174	4,515,456	7,702,577	64,188

Minority interest in income of a consolidated subsidiary	6,845	—	—	—

Income from consolidated companies	3,762,329	4,515,456	7,702,577	64,188
Equity in gain (loss) of affiliated companies	(87,672)	(129,544)	11,189	93

Net income	(Yen) 3,674,657	(Yen) 4,385,912	(Yen) 7,713,766	$ 64,281

	Yen	Yen	Yen	U.S. dollars
Per share data:
Net income — basic	(Yen) 28.18	(Yen) 33.33	(Yen) 58.39	$ 0.49
— diluted	27.53	33.02	58.22	0.49
Cash dividends	—	—	—	—

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,			Year ended December 31,
	2000	2001	2002	2002
	Thousands of yen			Thousands of U.S. dollars
Cash flows from operating activities:
Net income	(Yen)3,674,657	(Yen)4,385,912	(Yen) 7,713,766	$64,281
Adjustments to reconcile net income to net cash provided by operating activities—
Amortization of deferred compensation related to stock warrants	101,528	—	—	—
Depreciation and amortization	1,014,281	3,604,342	1,910,246	15,919
Pension and severance costs, less payments	40,361	103,576	82,007	683
Deferred income taxes	(1,578,889)	(973,338)	(1,542,750)	(12,856)
Gain (loss) on sales of marketable securities	(119,650)	(19,975)	259,293	2,161
Impairment of securities investments	—	—	804,661	6,706
Equity in loss (gain) of affiliated companies	87,672	129,544	(11,189)	(93)
Changes in assets and liabilities:
Increase in deferred revenue	2,975,760	4,141,118	5,608,143	46,735
Increase in accounts receivable, net of allowances	(1,849,641)	(2,660,035)	(118,016)	(983)
(Increase) decrease in inventories	(234,841)	87,290	(137,030)	(1,142)
Increase (decrease) in notes and accounts payable, trade	51,234	360,097	(201,989)	(1,683)
Increase in accrued income and other taxes	1,141,049	1,336,964	730,629	6,089
Decrease (increase) in other current assets	425,223	(132,105)	141,170	1,176
(Decrease) increase in accounts payable, other	(133,267)	832,287	(171,645)	(1,430)
Increase in other current liabilities	62,997	1,192,476	96,567	804
Decrease (increase) in other assets	268,804	(526,330)	(361,945)	(3,017)
Other	158,555	378,408	(58,822)	(491)
Net cash provided by operating activities	6,085,833	12,240,231	14,743,096	122,859

Cash flows from investing activities:
Payments for purchases of property and equipment	(782,883)	(1,501,036)	(811,632)	(6,763)
Software development cost	(488,577)	(969,360)	(1,025,516)	(8,546)
Payments for purchases of other intangibles	(94,081)	(259,199)	(306,573)	(2,555)
Proceeds from sales of marketable securities	239,486	2,811,975	292,607	2,438
Proceeds from maturities of marketable securities	100,000	—	—	—
Payments for purchases of marketable securities and security investments	(407,012)	(2,897,926)	(1,326,512)	(11,054)
Acquisition, net of cash acquired	(2,508,248)	—	—	—
Investments in affiliated companies	(200,000)	(32,000)	—	—
Payments for / Proceeds from time deposits	—	(70,768)	5,046	42

Net cash used in investing activities	(Yen)(4,141,315)	(Yen)(2,918,314)	(Yen)(3,172,580)	$(26,438)

TREND MICRO INCORPORATED

AND CONSOLIDATED SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Years ended December 31,			Year ended December 31,
	2000	2001	2002	2002
	Thousands of yen			Thousands of U.S. dollars
Cash flows from financing activities:
Issuance of common stock pursuant to exercise of stock warrants	1,527,019	955,414	842,110	7,018
Tax benefit from exercise of non-qualified stock warrants	1,702,289	211,985	459,743	3,831
Proceeds from issuance of bonds	5,000,000	12,500,000	4,000,000	33,333
Purchase of treasury bonds	—	(6,812,000)	(4,008,800)	(33,407)
Redemption of bonds	(1,300,000)	(900,000)	(3,000,000)	(25,000)
Decrease in short-term borrowings	(226,000)	—	—	—
Decrease in long-term borrowings	(127,685)	(157,100)	—	—
Purchase of / proceeds from sales of treasury stock, net	(78,617)	(13,556)	(2,293,758)	(19,114)
Other	(1,426)	(943)	(6,744)	(56)

Net cash provided / used by financing activities	6,495,580	5,783,800	(4,007,449)	(33,395)

Effect of exchange rate changes on cash and cash equivalents	346,524	1,241,430	(515,896)	(4,299)

Net increase in cash and cash equivalents	8,786,622	16,347,147	7,047,171	58,727
Cash and cash equivalents at beginning of year	15,648,881	24,435,503	40,782,650	339,855

Cash and cash equivalents at end of year	(Yen) 24,435,503	(Yen) 40,782,650	(Yen) 47,829,821	$398,582

(Note:)

(1)	Income statement of fiscal year 2000 and the related numbers are retroactively restated by the effect of stock split on March 31, 2001(1:2 stock split).
(2)	US dollar amounts in the financial statements are calculated by the approximate exchange rate as of December 31, 2002 (JPY120.00=U.S.$1) and are for reference only.

For Additional Information

Mr. Mahendra Negi

Chief Financial Officer / IR Officer

Phone: +81-3-5334-4899

Fax: +81-3-5334-4874

ir@trendmicro.co.jp

PURCHASE REPORT

ON TREASURY SHARES

(Pursuant to Section 1, Article 24-6 of the Securities and Exchange Law of Japan)

Reporting Period:	From March 1, 2003
To March 26, 2003

TREND MICRO INCORPORATED

(941272)

Purchase Report on Treasury Shares

(Pursuant to Section 1, Article 24-6 of the Securities and Exchange Law of Japan)

Reporting Period: From	March 1, 2003
To	March 26, 2003

To: Director General of Kanto Local Finance Bureau

Filed on April 10, 2003

Corporate Name	Trend Micro Incorporated

Title and Name of Representative	President and Representative Director: Chang Ming-Jang

Location of the Registered Office	Odakyu Southern Tower 10F, 2-1, Yoyogi 2-chome, Shibuya-ku, Tokyo, Japan

Phone: 03-5334-3600

Liaison Contact	Treasurer and Accountant Manager: Ryo Masaki

Place to Contact	Odakyu Southern Tower 10F, 2-1, Yoyogi 2-chome, Shibuya-ku, Tokyo, Japan

Phone: 03-5334-3600

Liaison Contact	Treasurer and Accountant Manager: Ryo Masaki

Place at which copies of the Annual Securities Report is Offered for Public Inspection

Name	Location
Tokyo Stock Exchange	2-1, Kabuto-cho, Nihonbashi, Chuo-ku, Tokyo, Japan

Class of Shares: Ordinary Shares

1.	Desctiption of Purchase

(1)	Description of Purchase according to the Resolution by the General Meeting of Shareholders

(As of March 26, 2003)

Segment	Number of Shares		Total Amount	Remarks
Description of the Resolution on the General Meeting of Shareholders	5,000,000 shares		JPY 5,700,000,000	Note
(Resolution on March 26, 2002)

Number of Treasury Shares purchased for the Reporting Period (Date of Purchase)	March 3	20,500 shares	JPY 38,980,000
	March 4	35,000 shares	JPY 68,450,000
	March 5	40,000 shares	JPY 77,130,000
	March 6	50,000 shares	JPY 94,880,000
	March 7	50,000 shares	JPY 90,850,000
	March 10	30,000 shares	JPY 52,000,000
	March 11	35,000 shares	JPY 60,149,500
	March 13	10,000 shares	JPY 17,700,000
	Total	270,500 shares	JPY 500,139,500
Total Number of Treasury Shares purchased by the End of the Reporting Month	1,000,000 shares		JPY 2,513,824,500
Progress of Purchase of Treasury Shares	20.0%		44.1%

Note:	It is 3.78% of the ratio of (i) the total number of shares resolved pursuant to Section 1 of Article 210 of the Commercial Code of Japan at the general meeting of shareholders to (ii) the total number of shares issued and outstanding as at the date when such general meeting was closed.

(2)	Description of Purchase from the Subsidiaries

Not applicable

(3)	Description of Purchase for Cancellation by using Revaluation Excess

Not applicable

2.	Description of Disposition

Not applicable

3.	Description of Holding

(As of March 31, 2003)

Segment	Number of Shares	Remarks
Total Number of Shares issued and outstanding	132,503,417 shares
Number of Treasury Shares held	1,091,445 shares
Number of Treasury Shares held for Cancellation by using Revaluation Excess	0 shares